PEDIATRIX MEDICAL GROUP, INC.
March 22, 2007
Via Facsimile 202.772.9217 and EDGAR
Dana M. Hartz
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Staff Letter dated March 20, 2007 regarding Pediatrix Medical Group, Inc., Item 402 8-K, Filed on March 1, 2007 SEC File No. 001-12111
Dear Ms. Hartz:
     In response to the your letter dated March 20, 2007 with respect to the above referenced Form 8-K (the “Form 8-K), the Company intends to file an amendment to the 8-K amending Item 4.02. To facilitate your review, attached hereto is a marked copy of the text of the Item.
     We trust that this amendment is responsive to your concerns. If you would like to speak with us regarding these comments, please feel free to contact the undersigned at (954) 384-0175, extension 5229.
Sincerely,
/s/ Karl b. Wagner
Karl B. Wagner
Chief Financial Officer

Marked Text of Amended Item 4.02

Item 2.02	Results of Operations and Financial Condition.

Item 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
     On February 27, 2007, management of Pediatrix Medical Group, Inc. (the “Company”) concluded, and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) approved, the conclusion, that the Company’s financial statements for the fiscal years ended December 31, 1995 through and including 2005, the interim periods contained therein, and the fiscal quarter ended March 31, 2006, and all earnings and press releases and similar communications issued by the Company relating to periods commencing on January 1, 1995 and ending on March 31, 2006 should no longer be relied upon. The conclusion was based upon instances of intentional backdating by a former executive officer of the Company that occurred in the granting of stock options prior to 2001, which instances were documented by the Audit Committee’s previously announced review of the Company’s stock option granting practices.
     The Company anticipates that it will follow recent SEC guidance regarding the filing of restated financial statements for errors in accounting for stock options. Accordingly, the Company will include in its Annual report on Form 10-K for the fiscal year ended December 31, 2006, a restated audited Consolidated Balance Sheet as of December 31, 2005 and the related restated Consolidated Statements of Income, Shareholders’ Equity and Cash Flows for each of the fiscal years ended December 31, 2005 and 2004, restated selected financial data for the fiscal years ended December 31, 2002 and 2003, and restated quarterly information for 2005 and the quarter ended March 31, 2006. Additionally, the Company will recognize the cumulative effect of errors in accounting for stock options in periods prior to January 1, 2004 in the opening balances of the Statement of Shareholders’ Equity as discussed in the SEC guidance.
     The restatements are expected to include charges relating to the above mentioned instances of backdating in the periods prior to 2001 and misdating in those and subsequent periods of certain other option grants as a result of process deficiencies. Based on its analysis to date, however, the Company believes that total additional non-cash compensation expense will not exceed the previously announced tentative calculation of $28 million on a pre-tax basis for the 1995 through 2006 period.
     Members of the Company’s management authorized by the Audit Committee have discussed the matters disclosed in this filing with PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm.
     The Company issued a press release on February 28, 2007, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.